Exhibit 2.1

Brian Usher-Jones

as Sellers’ Representative

81 Glengowan Road

Toronto, Ontario

M4N 1G5

October 25, 2004

Mr. Robert A. Barton

drugstore.com, inc.

13920 SE Eastgate Way, Suite 300

Bellevue, WA 98005

RE:            Settlement Letter Agreement

Dear Bob:

Further to various correspondence and discussions between the parties, this letter (the “Settlement Letter Agreement”) is delivered in connection with the Stock Purchase Agreement dated as of November 2, 2003, as amended December 8, 2003, by and among drugstore.com, inc. (“drugstore.com”), International Vision Direct Corp. (“IVD”) and Sellers (as defined therein) (the “Stock Purchase Agreement”), and otherwise in connection with the Escrow Agreement dated as of December 8, 2003, by and among drugstore.com, U.S. National Bank Association, Sellers, and Sellers’ Representative (the “Escrow Agreement”, and together with the Stock Purchase Agreement and all other documents executed or delivered in accordance therewith, the “Transaction Documents”). Capitalized terms not defined herein shall have the meanings given those terms in the Stock Purchase Agreement.

On June 29, 2004, drugstore.com delivered to Sellers’ Representative a letter (the “Claim Notice”) requesting indemnification and reimbursement from the Escrow Fund for three claimed losses (the “Claimed Losses”). On August 4, 2004, Sellers’ Representative delivered to drugstore.com a letter (the “Claim Objection”) in which Sellers’ Representative objected to the Claimed Losses pertaining to (i) the Settlement relating to Termination by IVD of Vanier Place Lease (the “Alpha Equities Claim”) and (ii) the Tax Liability Resulting from Transfer of Business Operations from Canada to the U.S. (the “IVD Claim” and together with the Alpha Equities Claim, the “Objected Losses”). On August 27, 2004, drugstore.com delivered to Sellers’ Representative a letter responding to the Claim Objection (the “Response” and together with the Claim Notice and the Claim Objection, the “Claim Documents”).

Sellers’ Representative and drugstore.com have negotiated to reach a mutually acceptable settlement with respect to the matters set forth in the Claim Documents. As a result of such negotiations, Sellers’ Representative and drugstore.com have identified a mutually acceptable proposal for settlement that is conditioned upon the agreement of both parties to resolve any and all claims for indemnity under Article VIII of the Stock Purchase Agreement, whether asserted in the Claim Notice or to be asserted in the future, in accordance with the modified procedures set forth herein (the “Mutually Acceptable Settlement”). The purpose of this Settlement Letter Agreement is to set forth the terms of the Mutually Acceptable Settlement and the agreement of drugstore.com and Sellers’ Representative, on behalf of the Sellers, thereto.

Accordingly, notwithstanding any provision in the Stock Purchase Agreement or the Escrow Agreement to the contrary, drugstore.com and Sellers’ Representative agree as follows:

1. Notwithstanding the provisions of Section 8.1 of the Stock Purchase Agreement, all representations and warranties of the parties under the Stock Purchase Agreement (other than the representations and warranties described in Section 8.1(i) and (ii) of the Stock Purchase Agreement), the covenants contained in Article V of the Stock Purchase Agreement (other than the covenants described in Section 8.1(i) and (ii) of the Stock Purchase Agreement), and any certificates required thereby or contemplated therein, terminate on the date hereof.

2. The Alpha Equities Claim is an indemnifiable Loss in the amount of US$46,666, but no liability for indemnification exists with respect to the Alpha Equities Claim pursuant to Section 8.3(c) of the Stock Purchase Agreement. As a result, in furtherance of Section 8.3(c), no Seller shall hereafter have liability for indemnification under the Stock Purchase Agreement until the aggregate amount of the Losses incurred by drugstore.com exceeds US$53,334 in Losses; provided that the foregoing limitation shall not apply to any Loss relating to Taxes as provided in Section 8.3(c) of the Stock Purchase Agreement.

3. This Settlement Letter Agreement constitutes the parties’ agreement that Sellers’ Representative satisfy all indemnification obligations with respect to the Claim Documents by the delivery of cash as provided in paragraph 4 below rather than Escrowed Shares. As a result, the parties agree that all requirements, conditions, and procedures set forth in Section 8.5 and Section 8.6 of the Stock Purchase Agreement and elsewhere in all Transaction Documents have been met or otherwise fully satisfied to allow for the release from the Escrow Fund of all Escrowed Shares, which Escrowed Shares the parties agree shall immediately be released by the Escrow Agent to Sellers’ Representative upon receipt of this letter by the Escrow Agent. Following such release, the Escrow Fund shall automatically terminate. In addition, Sellers’ Representative (on behalf of all Sellers as provided under the Stock Purchase Agreement and Escrow Agreement) hereby acknowledges the Sellers’ indemnification obligations for the Claimed Losses in accordance with Section 8.4(f) of the Stock Purchase Agreement, but Sellers shall not be obligated for any interest and penalties after the dates set forth on Exhibit A for the amounts set forth on Exhibit A with respect to the Claimed Losses. For the avoidance of doubt, it is understood that Section 8.3(e) shall continue to apply to any Losses arising from Taxes, including with respect to any refunds or credits arising from or relating to the Claimed Losses.

4. Sellers’ Representative is entitled to determine pursuant to Section 8.6 of the Stock Purchase Agreement (and it has met any and all conditions that may exist under the Transaction Documents for making such a determination) that it will satisfy its indemnity obligation, if any, for all Losses that are the subject of the Claim Notice by delivering, in lieu of Escrowed Shares, cash having a value equal to the estimated Losses for which indemnity is required. As a result, in accordance with the calculations on Exhibit A, the parties agree that, notwithstanding any provision in the Transaction Documents to the contrary, cash from the Tax Escrow Fund in the amount equal to US$1,643,974 shall be initially set aside in the Tax Escrow Fund in escrow to enable drugstore.com to satisfy any Losses with respect to such matters in lieu of Escrowed Shares from the Escrow Fund, but then immediately paid as provided in paragraph 5(ii).

5. In furtherance of settling all disputes under the Claim Documents, the parties agree that (i) all cash (including interest therein as provided in the Section 2(d)(iii) of the Escrow Agreement) in the Tax Escrow Fund other than US$1,772,562 shall be immediately released by the Escrow Agent to Sellers’ Representative upon receipt of this letter by the Escrow Agent and (ii) cash in the amount of US$1,772,562 in the Tax Escrow Fund shall be immediately released by the Escrow Agent to Purchaser upon receipt of this letter by the Escrow Agent in order to enable Purchaser to satisfy amounts relating to the Claimed Losses in accordance with Exhibit A. The parties acknowledge and agree that the amounts of $109,513 and $5,530 referenced on Exhibit A will be paid by Purchaser to the relevant taxing authorities by October 29, 2004 unless the Sellers substantiate a different amount to Purchaser prior to that time.

6. Section 2.1(d) of the Stock Purchase Agreement is hereby amended by adding the following sentence as the last sentence thereto: “After October 21, 2004, notwithstanding anything herein to the contrary, the Tax Escrow Fund also shall be available to indemnify Purchaser for any Losses incurred or sustained by Purchaser that are subject to indemnification under Article VIII of the Stock Purchase Agreement, regardless of whether such indemnification event arose prior to such date.”

7. Section 8.7 of the Stock Purchase Agreement is hereby amended and restated in its entirety to read as follows:

“8.7 Claims upon Tax Escrow Fund. Upon receipt by the Escrow Agent on or before the Tax Escrow Expiration Date of a certificate signed by the Seller’s Representative and any officer of Purchaser (the “Purchaser Defined Tax Escrow Certificate”) stating the amount of such Losses that Purchaser is entitled to recover pursuant to this Article VIII from each Seller, the Escrow Agent shall deliver to Purchaser out of the Tax Escrow Fund, as promptly as practicable, cash (or stock, but only to the extent permitted below or in the proviso in Section 8.3(a)(iii)(B)) in an amount equal to such Losses Purchaser is entitled to recover. Purchaser shall be required to proceed against the Tax Escrow Fund first for the recovery of Losses from a Defined Tax Liability until the Tax Escrow Fund has been exhausted in its entirety, unless the Sellers’ Representative consents otherwise in writing. After the Tax Escrow Fund has been exhausted, (a) RKK Ltd. and the non-Management Sellers shall have no further Liability for the Defined Tax Liability and (b) the Purchaser shall then be required to proceed against the Management Sellers (other than RKK Ltd.), severally, for the recovery of Losses from a Defined Tax Liability and the Management Sellers (other than RKK Ltd.) shall satisfy all such Losses in cash to the extent such Losses exceed (and only for the amount which exceeds) US$1,772,562 (subject to the proviso in Section 8.3(a)(iii)(B) permitting satisfaction in stock); provided, that if the Management Sellers (other than RKK Ltd.) shall have indemnified Purchaser in cash for Defined Tax Liabilities in an aggregate amount equal to (or exceeding) the total Cash Consideration payable to the Management Sellers (other than RKK Ltd.) as set forth on Exhibit A, then any additional indemnity obligation of the Management Sellers (other than RKK Ltd) in respect of a Defined Tax Liability may be satisfied by such Management Sellers, at their option, in cash or in shares of Purchaser Common Stock valued at the Average Share Value per share on the date of this Agreement. The Escrow Agent shall not make any delivery if the Seller’s Representative has objected to such release pursuant to Section 8.4(c) until such objection has been resolved pursuant to the provisions of Section 8.4. Notwithstanding anything to the contrary herein, Purchaser shall be required to proceed for the recovery of Losses (other than in respect of (i) the Defined Tax Liability or (ii) the Claimed Losses in the amounts set forth on Exhibit A to the Settlement Letter Agreement dated on or about October 25, 2004 between Purchaser and Sellers’ Representative, but the Settlement Credit shall be available to the extent the Losses with respect to items (i) and (ii) exceed the amounts on Exhibit A to the Settlement Letter Agreement dated on or about October 25, 2004 between Purchaser and Sellers’ Representative) first by applying the amount of such recoverable Loss against the Settlement Credit until the Settlement Credit has been exhausted in its entirety, second against the Tax Escrow Fund until the Tax Escrow Fund has been exhausted in its entirety, and lastly against the Sellers as otherwise permitted hereby (subject only, with respect to the Defined Tax Liability, as set forth in the third sentence of this Section 8.7, for Defined Tax Liability Losses in excess of US$1,772,562).”

8. Section 1(c) of the Escrow Agreement is hereby amended by deleting “relating to the Defined Tax Liability” in the third sentence thereof, effective the date hereof.

9. The definition of “Tax Escrow Fund” in the Stock Purchase Agreement is hereby amended by adding “and other indemnification obligations under Article VIII,” effective the date hereof.

10. Section 2(e)(ii) of the Escrow Agreement is hereby amended by deleting “as a result of a Defined Tax Liability” from the first sentence thereof, effective the date hereof.

11. For purposes of the Transaction Documents, the term “Settlement Credit” shall mean US$880,380, in accordance with the calculations on Exhibit A, which is an agreed credit amount that is neither cash nor Purchaser Common Stock, but which Sellers may use to satisfy indemnity claims as provided hereby.

12. The parties agree that references in Section 8.6 in the Stock Purchase Agreement to “Section 8.4(b)” were intended to be and shall be read as references to “Section 8.4(c).”

13. Except as expressly set forth in this Settlement Letter Agreement, the Transaction Documents remain in full force and effect. In the event of a conflict or ambiguity between this Settlement Letter Agreement and any Transaction Document, this Settlement Letter Agreement shall control.

14. Notwithstanding anything to the contrary in the Stock Purchase Agreement (including under Section 8.6), until such time, if any, as Losses with respect to the Defined Tax Liability exceed the US$1,772,562 threshold referenced in Section 8.7, the Sellers may satisfy their indemnification obligation with respect to any such Losses by delivering to Purchaser shares of Purchaser Common Stock having a value equal to such Losses with such shares being valued at the Average Share Value per share on the date of the Stock Purchase Agreement (US$7.32 per share).

Please acknowledge drugstore.com’s acceptance of this Settlement Letter Agreement by signing where indicated below and returning an executed original to me by fax at (425) 372-3808 and email (pdf) to buj@interlog.com and to the Escrow Agreement by fax to (206) 344-4630 and email (pdf) to shirley.young@usbank.com. This Settlement Letter Agreement shall be effective as of the date hereof. If you have any questions regarding this Settlement Letter Agreement, please contact me at (425) 481-8867.

Kindest Regards,

/s/ Brian Usher-Jones
Brian Usher-Jones, as Sellers’ Representative

AGREED AND ACKNOWLEDGED:

drugstore.com, inc.

By:	/s/ Robert A. Barton
Robert A. Barton
Its:	Chief Financial Officer

cc:	Alesia Pinney
Drugstore.com
13920 SE Eastgate Way, Suite 300
Bellevue, WA 98005
Fax: 425-372-3808

Michael Nooney
Greg King
Simpson Thacher & Bartlett LLP
3330 Hillview Avenue
Palo Alto, CA 94304
Fax: 650-251-5002

Larry Pringle
Fasken Martineau DeMoulin LLP
Toronto Dominion Bank Tower
66 Wellington Street West
Toronto, Ontario
Canada M5K 1N6
Fax: 416-364-7813

Shirley Young
U.S. Bank National Association
1420 Fifth Avenue, 7th Floor
Seattle, WA 98101
Fax: 206-344-4630

Jonathan B. Newton
Baker & McKenzie LLP
711 Louisiana, Suite 3400
Houston, TX 77002-2746
Fax: 713-427-5099

Exhibit A

Deal Stock Price	$7.32	10/22 Stock Price	$3.40	as of 10/25/04
Stock Price Difference		$ 3.92 per share		53.55% difference
Exchange Rate	0.81727

	Cdn$ Claim Amount	US$ Claim Amount	Credit (US$)
Lensmart	$157,338	$128,588	n/a
IVD	$1,889,931	$1,544,584	$827,154
Sales Tax	$121,613	$99,390	$53,225

	$2,168,882	$1,772,562	$880,380

IVD+Sales	$2,011,544	$1,643,974

Current Cash in Escrow		$3,000,000
Escrow Holdback		$1,772,562

Release Amount (approx.)		$1,227,438	plus interest

Claim	Cdn$	US$
Alpha Equities	57,100	$46,666

Basket Remainder		$53,334

	Components (Cdn$)	Interest/Penalties Cut-off Date
Lensmart	$102,822	9/15/2004
	$12,666	9/15/2004
	$41,850	9/15/2004

	$157,338

IVD	$1,871,841	9/15/2004
	$18,090	9/15/2004

	$1,889,931

Sales Tax	$109,513	10/31/2004
	$6,570	8/31/2004
	$5,530	10/31/2004

	$121,613

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